SECOND SUPPLEMENT

TO
RESPONSE
TO
OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK
OF
CLASSIC VACATION GROUP, INC.
BY
CVG ACQUISITION CORPORATION
FOR $0.15 NET PER SHARE

Dear Shareholders:

      On November 27, 2001 we mailed you a document titled Response to Offer to Purchase For Cash All Outstanding Shares of Common Stock dated November 27, 2001 (the “Response”) and on December 18, 2001 we mailed you a document titled Supplement to Response dated December 17, 2001 (the “First Supplemental Response”), each in response to an Offer to Purchase dated November 13, 2001 and supplemented on November 21, 2001 and December 3, 2001 (as supplemented from time to time, the “Offer to Purchase”), previously sent to you by CVG Acquisition Corporation (the “Purchaser”), an affiliate of Three Cities Fund III, L.P. (together with its affiliates, “TCR”) and Thayer Equity Investors III, L.P. (together with its affiliates, “Thayer”). More recently, on December 27, 2001, the Purchaser filed another supplement to its Offer to Purchase (the “Purchaser’s December 27 Supplement”). The Company believes that, even as most recently supplemented by the Purchaser’s December 27 Supplement, the Offer to Purchase continues to be materially deficient. This Second Supplement to the Response (the “Second Supplemental Response”) sets forth important additional information related to the tender offer contemplated by the Offer to Purchase (such tender offer, the “TCR/ Thayer Offer”). Capitalized terms used herein but not defined have the meanings ascribed to such terms in the Response.

1. Recommendation.

      As set forth in the First Supplemental Response and for the reasons explained therein, the Special Committee, on behalf of your Board of Directors, recommended that you not tender your Shares in response to the TCR/ Thayer Offer. This recommendation has not changed.

      ACCORDINGLY, THE SPECIAL COMMITTEE, ON BEHALF OF YOUR BOARD OF DIRECTORS, CONTINUES TO RECOMMEND THAT YOU NOT TENDER YOUR SHARES IN RESPONSE TO THE TCR/ THAYER OFFER.

2. Other Information.

      As a further supplement to the information provided in our Response and in our First Supplemental Response, and in response to the Purchaser’s December 27 Supplement, please be advised of the following:

     Compliance with Securities Exchange Act of 1934

      The Company has, in the First Supplemental Response, already described its belief that the purchase outside of the tender offer of Thayer’s shares constitutes a violation of Rules 14e-5 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and may constitute a violation of Rule 14d-10 promulgated under the Exchange Act. A letter dated December 19, 2001 from counsel to TCR and the Purchaser to the Securities and Exchange Commission contains significant information material to the TCR/ Thayer Offer, and in particular with respect to the arrangements regarding the purchase of Thayer’s shares, that has not been publicly disclosed by TCR/ Thayer. In that letter, counsel to TCR and the Purchaser presented their argument to the SEC that Rule 14e-5 was not violated by the Purchaser, in part by arguing that the Purchaser, TCR and Thayer agreed to act together for the purpose of acquiring Thayer’s shares on or before September 28, 2001, stating that: “The arrangement for CVGI to acquire the shares from Thayer initially was made on or before September 28, 2001. However, to the extent there was any uncertainty about that arrangement, it was clearly eliminated on October 12.” In other words, the Purchaser has taken the position with the SEC that TCR and Thayer had agreed upon an arrangement to purchase the Thayer shares before the October 16, 2001 public announcement of the TCR/ Thayer Offer, and not afterwards as prohibited by the rule. As disclosed by the Purchaser in the Offer to Purchase, however, during the period between October 16 and November 2, representatives of the Company were “informed from time to time about progress of [TCR] and Thayer in agreeing to the terms of the arrangements between them.” Based on the information provided by TCR and Thayer during this time concerning their negotiations, the Company does not believe that TCR and Thayer reached any definitive or binding agreement as to the terms pursuant to which Thayer would contribute its shares until just prior to their signing the Capital Contribution Agreement on November 5, 2001.

      With respect to the Purchaser’s argument that TCR and Thayer had reached agreement on an arrangement to purchase the Thayer shares prior to October 12, the Company also notes that TCR and Thayer did not report the existence or the terms of these arrangements on Schedule 13D, and did not file a Schedule 13D until November 15, or ten days after entering into the Capital Contribution Agreement, and disclosed the arrangements made pursuant to that agreement. The Company believes that the timing of the TCR/ Thayer Schedule 13D filing supports the Company’s, not the Purchaser’s, view of the facts as they pertain to the Rule 14e-5 violation.

      Moreover, whatever arrangements or agreements may have been made by TCR/ Thayer on or before September 28 or October 12, it is the Company’s understanding that TCR and Thayer continued their negotiations in respect of the consideration that Thayer would receive for its shares of Common Stock after the public announcement of the tender offer on October 16, 2001. The terms and conditions of TCR and Thayer’s capitalization of CVGI that were documented in connection with the October 12 financing proposal to the Company that was announced on October 16 stated that Thayer would contribute 9.7 million shares of Common Stock to CVGI in exchange for $1,455,000 of LLC units of CVGI, or $0.15 of units per share. Pursuant to the Capital Contribution Agreement dated November 2, 2001 (which was signed on November 5, 2001), however, instead of purchasing Thayer’s shares for the units at $0.15 per share, CVGI agreed to purchase 3.5 million of such shares for CVGI units and TCR agreed to purchase (and then to contribute to CVGI) the balance of Thayer’s shares, or 6,099,749 shares, for $4,950,353 principal amount of GVI pass-through notes giving Thayer the right to the proceeds of the full principal and interest on $4,950,353 of the Company’s outstanding 9% Notes. The Purchaser has taken the position that, even though the specific terms of the transaction pursuant to which Thayer agreed to contribute its shares to CVGI may have changed for tax reasons between October 16 and November 2, the overall economic terms of the transactions as a whole embodied in the Capital Contribution Agreement were the same as those embodied in the October 12 term sheet. The Company believes that, even if the Purchaser, TCR and Thayer agreed to act together prior to the October 16 public announcement of the tender offer and failed to file a Schedule 13D to report such agreement, and even if the Capital Contribution Agreement did not change the overall economics of the transaction as a whole, the purchase of Thayer’s shares for purposes of Rule 14e-5 did not occur until Thayer contractually agreed to sell some of its shares in exchange for a portion of the Company’s outstanding debt (which exchange was not contemplated in the October 12 term sheet) pursuant to the Capital Contribution Agreement. This occurred after the public announcement of the tender offer. Therefore, and as previously stated in the Company’s First Supplemental Response, the Company, based on the advice of counsel, believes that the purchase of Thayer’s shares outside of the tender offer violated Rule 14e-5 under the Exchange Act. The Company also continues to believe, based on the advice of counsel, that the purchase of Thayer’s shares may violate Rule 14d-10 under the Exchange Act due to the differential consideration received by Thayer as compared to the Company’s unaffiliated public shareholders.

     Fairness of Differential Consideration

      The Offer to Purchase states that TCR and Thayer believe that the TCR/ Thayer Offer is fair to the unaffiliated public shareholders. Among other things, the Offer to Purchase states that TCR’s and Thayer’s view that the Offer is fair “is evidenced by the fact that in connection with the formation of CVGI, [TCR] and Thayer gave Shares a value of $0.15 each . . . and valued the Company’s more than $30 million in debt securities . . . at only slightly more than 23% of their principal amount . . . .” Since the November 13, 2001 filing with the SEC of its original Offer to Purchase, TCR/ Thayer has failed to correct this statement or provide any disclosure of the fact, as disclosed in the Company’s Response and its First Supplemental Response, that the 23% debt valuation was provided for the sole benefit of Thayer and that the $0.15 share valuation is not supported by the terms of the purchase of over 6 million of Thayer’s shares in exchange for outstanding debt in the amount of either $0.65 per share or $0.775 per share (depending on whether the debt is treated as discounted for purposes of the unit exchange portion of the transaction).

      The debt which Thayer will obtain for its shares will provide Thayer with the right, pursuant to the contractual terms of that debt, to full payment of principal and payment of interest on the full principal amount, and not on the discounted amount claimed by TCR/ Thayer as the “value” they assigned to such debt. The purported discounted value of approximately 23% was established solely for the benefit of Thayer and is not supported by any independent valuation. Accordingly, the Company believes that Thayer has sold its shares in exchange for the Company’s outstanding debt in an amount of at least $0.65 per share while participating in a going-private transaction paying $0.15 per share to the unaffiliated public shareholders. The Offer to Purchase provides no disclosure as to whether the going-private transaction can be considered fair to the unaffiliated public shareholders in light of the difference between the consideration that Thayer is receiving and that which is being offered to the other shareholders. The Company believes that this difference in consideration is a factor which is highly material to the evaluation of the fairness of the proposed going-private transaction and should have been disclosed as such by the Purchaser, TCR and Thayer.

     Potential Alternative Transactions

      The Company believes that one way to provide the benefit of the debt reduction to all shareholders rather than exclusively to the majority shareholder is for Thayer, CVGI and TCR to accept a discounted repayment of the 9% Notes in connection with a third party proposal that would pay more to the unaffiliated shareholders than the $0.15 being offered by TCR/ Thayer. TCR has stated that it would not accept a discounted repayment on its outstanding 9% Notes, and the Company has no contractual right to force TCR to accept such a debt discount. Thayer has not indicated whether it would agree to or seek to cause a discounted repayment of the portion of such debt which it has beneficially acquired pursuant to the Capital Contribution Agreement, or the portion of such debt it may acquire under certain circumstance if the Note Purchase Agreement is terminated.

      The Purchaser’s December 27 supplement refers to an acquisition proposal that the Company has received that “would pay the shareholders substantially more than the $0.15 per share being offered in the Offer, but only if [TCR] and GVI would agree to having the [9% Notes] redeemed for shares of the acquiror with a market value substantially less than the principal amount of those Notes.” The supplement fails to acknowledge, however, that the approximately 77% discount provided by TCR for Thayer’s purchase of 9% Notes (where such Notes were valued at approximately 23% of their face amount) is substantially greater than that proposed by such potential acquiror. Although TCR and Thayer use their agreed-upon discounted value of the 9% Notes of approximately 23% as evidence of “fairness” and justification for the low value ascribed to the shares of the unaffiliated public shareholders, TCR rejected the third party acquiror’s offer involving a lesser discount that would nevertheless increase the price paid to the unaffiliated public shareholders.

      On December 27, after receiving verbal indications from the potential acquiror that it would consider a new proposal that would contemplate payment in full of all the Company’s outstanding debt, counsel to the Company and the Special Committee presented a draft proposal to the potential acquiror and its counsel. On December 29, after several discussions among the potential acquiror, the Company and their respective counsel concerning the details of such proposal, a draft Letter of Intent (which, even if executed would be non-binding on the parties until definitive agreements were signed) reflecting an alternative financing transaction which the Company and the Special Committee is in favor of attempting to consummate (but which will require the approval and participation of TCR and Thayer) was circulated among the Company and such potential acquiror and their counsel. The Company believes that the potential acquiror has agreed in principle to all the material terms of the draft Letter of Intent. The proposal provides for a higher price per share to the public shareholders than the TCR/ Thayer Offer. The proposal also contemplates repayment of 100% of the principal and interest on the outstanding debt held by TCR and Thayer in the form of shares of common stock of the publicly owned acquiror. Such stock would be issued to TCR and Thayer in a manner which effectively eliminates any market risk to TCR and Thayer with respect to the value of the stock at closing, since the repayment of the debt would occur only upon the effectiveness of a registration statement covering the shares to be issued in such repayment. However, in order for TCR and Thayer to obtain the economic benefit of a full debt repayment, they would have to sell such stock at its full value as of closing. While the Company recognizes that TCR and Thayer may not be able to sell such stock at precisely that same value after the closing, either due to a decrease in the market price of such stock or due to the need for TCR and Thayer to engage and compensate a broker to effect a block trade or trades of such stock, the Company believes that this risk should be acceptable in light of the current market capitalization and average trading volume of the potential acquiror and again notes that TCR has stated its belief that the 9% Notes were only worth approximately 23% of their face amount. TCR has indicated that it is unwilling to accept stock with a current value at closing of 100% of its debt unless it can be guaranteed that its net proceeds from the sale of that stock will equal 100% of such value as well. TCR sent the Special Committee a letter on January 3, 2002 indicating that it had “no interest” in the proposed alternative transaction. TCR has also indicated to the Company that it may be willing to continue discussions after the tender offer closes if it determines to pursue a transaction with the potential acquiror. Counsel to TCR has informed counsel to the Company, however, that “TCR has no intention of profiting from the purchase of the shares tendered by the public shareholders (or acquired through the subsequent merger) and rapid resale of those shares.”

      At the request of the Company, the proposal also provides for Thayer to exercise its debt purchase option provided for in the Capital Contribution Agreement between Thayer and TCR (the “9% Notes Option”) and to provide the proceeds of the 9% Notes Option, which would amount to approximately $3 million, to the Company to cover expenses of the transaction (which by virtue of the Note Purchase Agreement includes the expenses incurred by TCR and Thayer in connection with the issuance of the Convertible Notes and the Exchangeable Notes and financing the TCR/ Thayer Offer), with the balance to be distributed as additional consideration to all of the shareholders including, on a pro-rata basis, Thayer and TCR. The Company has subsequently suggested to Thayer that the Company would agree to an arrangement whereby the proceeds of the 9% Notes Option would be used in whole or in part to reimburse TCR for its costs of an immediate sale of the stock it would receive as an expense of the transaction payable out of the proceeds of Thayer’s option exercise.

      On January 4, 2002, the Company and the Special Committee formally requested of TCR and Thayer that the Purchaser extend the TCR/ Thayer Offer so as to allow for (i) appropriate time for the market and the Company’s public shareholders to consider the information contained in this Second Supplemental Response, which the Company believes is material, and (ii) negotiations concerning the potential alternative transaction to continue. At the time of the Company’s filing with the SEC of this Second Supplemental Response, however, TCR/ Thayer have not expressed a willingness to extend the TCR/ Thayer Offer beyond its current expiration date of January 7, 2002, which extension would be required if the parties were to pursue this alternative transaction.

      As we stated in our First Supplemental Response, the Company and the Special Committee continue to work with potential purchasers of the Company to try and obtain a more favorable financing or acquisition proposal offering more than $0.15 to the public shareholders. However, there can be no assurance that the Company will be successful in such efforts.

CLASSIC VACATION GROUP, INC.

January 4, 2002

4